Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VLISO Inc.
2035 Sunset Lake RoadSuite B-2
Newark, DE 19703
http://chow420.com

Up to $1,069,999.56 in Common Stock at $0.63
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VLISO Inc.
Address: 2035 Sunset Lake RoadSuite B-2, Newark, DE 19703
State of Incorporation: DE
Date Incorporated: July 21, 2017

Terms:

Equity

Offering Minimum: $9,999.99 | 15,873 shares of Common Stock
Offering Maximum: $1,069,999.56 | 1,698,412 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.63
Minimum Investment Amount (per investor): $189.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

<u>Perks*</u>

$315+ (Bronze): Investors will receive a collection of the 3 hand-picked CBD products from the brands we work with. Products will range from CBD oil, drinks, snacks, skincare, flower, and CBD for pets.

$1,000+ (Silver): Bronze Perk + access to all online seller services on Chow420.com for 3 months

$3,000+ (Gold): Bronze Perk + access to all online seller services on Chow420.com for one year

$10,000+ (Platinum): Bronze Perk + Partner with us to launch a Chow Machine. Machine shipping costs apply.

$45,000+ (Diamond): Gold perk + Partner with Chow to launch an automated market.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

VLISO Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.63 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $63 Fractional shares will not be distributed and share bonuses will be

determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and online marketplace.

CBD is a fairly new industry with relatively narrow regulatory oversight and because of this, there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at a Chow420 dispensary) or by the click of a button (online marketplace) for delivery. Due to the farm bill passed in December of 2018 CBD/hemp, the industry projected to reach $20 billion by 2022 - Yahoo Finance (https://finance.yahoo.com/news/why-farm-bill-could-2019-183841407.html).

Competitors and Industry

Based on our current market research, Chow will be the first company to market that is entirely focused on being the go-to place for CBD/Hemp using automated dispensaries and e-commerce. Other competitors include Wemp, American Green and Greenbox. Our competition are fairly new companies like us seeking to corner this market. Wemp franchises CBD vending machines to the people/businesses, American Green focuses on selling CBD machines packed with interesting technology to people and Greenbox's main focus is also centered around selling CBD machines and technology to dispensaries and businesses. We beleive we can surpass our competition because we focus on the main aspect of the business - the product. The product is the most lucrative part of the CBD business because more and more brands keep bringing new products with no central point to sell their products and no central point for customers to go to. We are working to also set ourselves apart from the competition by integrating an online marketplace into our ecosystem. The future is in online

shopping, and having an online marketplace will set us up for success now and in future.

With the launch of more CBD machines that we solely control and the launch of our ecommerce marketplace, we will be able provide an intimate relationship with the customer. Our brand identity and business plan is focused on being the the go-to place for CBD, which will allow us maximize the billion dollar retail opportunity for the CBD market

Current Stage and Roadmap

The Chow V1 Beta test run machine was launched on October 25th, 2018 at Canal Street Market in New York City, NY. All technology developments for the machines, the backend machine mangement system, and e-commerce "market" have been completed. We have concluded the design specifications with out manufacturer based in Japan.

We are raising funds to launch the first set of 150 automated dispensaries in the the U.S. by the end of 2019 and beginning of 2020.

The Team

Officers and Directors

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, CEO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable

Other business experience in the past three years:

- **Employer:** Independent Software and Info-Security Consultant
  Title: Software Engineer and Security Consultant
  Dates of Service: March 16, 2016 - September 01, 2019
  Responsibilities: Builds and automates security systems and processes for industry leaders in power, finance and healthcare

Name: Zachary Obasiolu

Zachary Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Marketing and Growth (Chief Marketing Officer)
  Dates of Service: July 01, 2018 - Present
  Responsibilities: responsible for facilitating growth, sales and marketing strategy, revenue generation, cost reduction, and risk mitigation

Other business experience in the past three years:

- **Employer:** Obasiolu dev
  Title: CEO
  Dates of Service: January 20, 2016 - August 01, 2019
  Responsibilities: Overall Strategy, growth and marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business. The current stage of development for the Company is speculative. There is also no assurance that CBD and hemp products will be 100% legal in all cities through out the United States and rest of the world.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to our bylaws limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Vliso Inc. doing business as Chow420 was formed on July 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.VLISO Inc. doing business as Chow420 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Chow420 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Forward Looking Information
THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Obasiolu	4,435,000	Common Stock	55.0
Zachary Obasiolu	3,635,000	Common Stock	45.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,698,412 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures

or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include:(a) the name of the stockholder;

(b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and

(d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

What it means to be a minority holder

As a minority holder of the common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $44.00
  Number of Securities Sold: 4,400,000
  Use of proceeds: Founders shares at incorporation - David Obasiolu
  Date: July 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $36.00
  Number of Securities Sold: 3,600,000
  Use of proceeds: Founders shares at incorporation - Zachary Obasiolu
  Date: July 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,128.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: August 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

From 2017 to 2018, we carried out extensive research and development, built and designed our product and structured the business for success. We raised funds internally (personally and from friends/family) to build our first prototype that enabled us to partner with a manufacturer to make our automated stores moving forward. In 2019 we launched our first prototype BETA machine at different locations in NY in the form of pop up shops.

Historical results and cash flows:

Historical results and what investors should expect in future will be totally different.

For the past 2 years, we solely focused on research and development of our technologies and studying the CBD market as well as waiting for the farm bill that legalized CBD. (Passed by Congress on Dec 12, 2018)

Secondly, we now live in a post corona pandemic world where automated forms of retail will be more prevalent and accepted than ever before.

Thirdly, In a post pandemic world, Anxiety and germophobia will be the two main problems for most people. Chow solves these two problems with our zero-contact automated CBD stores.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

All business activities have been self funded and funded from friends and family. Now we've been able to raise $107,000 to allow us to grow online. The online marketplace is now a need for CBD businesses during the corona virus outbreak.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are very critical to the company's operations. We need

capital to launch our automated stores and to sell both our automated stores and online marketplace services to the market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign will be very important to the company. The funds will allow us to launch our vending machines and automated markets (zero-contact physical market). The funds generated from this campaign will be marked as the seed round of the company, which will allow us to scale faster.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The runway for raising our minimum will be 6 months, our minimum will enable us launch about 1 to 2 stores ($7,500 - $10,000) and invest in Marketing the brand to increase awareness of the Chow Brand

How long will you be able to operate the company if you raise your maximum funding goal?

If we achieve the maximum of $1.07M, we will plan to:

Launch Online Market: Grow our online marketplace to service over 10,000 retailers and **1M** customers on a monthly basis.

Machines: Launch automated CBD markets in New York City, Philadelphia, and DC. We also plan on launching 10 Chow machines alongside our 3 automated CBD markets.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

With the current raise on Start Engine, we hope to attract institutional funding to grow faster in future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $5,040,000.00

Valuation Details:

Our pre-money valuation is based of our projections as well as our 2 years research and development go on to redefine the entire retail industry for age verification products (est. $100 billion industry).

Please refer to the financial projections spreadsheet that supports our evaluation and attached business plan.

The financial projections spreadsheet covers:

- Number of Machines to be launched

- Cost of Machines to be launched

- Estimated Revenue fom Machines

- Cost of Products

- Operational Costs

- Sales & Marketing (Ads) Cost

- Estimated Online sales

- Team Size

- Salaries

- Operating Profit/Loss from Machines

- All Profits till March 21, 2021

- All Revenue till March 21, 2021

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Machine Infrastructure & E-commerce*
  69.5%
  70% ($7,000) will be used to launch 2 Chow automated dispensaries in New York. The 2 dispensaries will be able to generate the initial investment of $7,000

within the first month or two. The additional $7,000 will be used to launch another automated dispensary and launch the online e-commerce marketplace. We will continue use this cycle of growth to launch new machines every 2/3 months grow gradually.

- *Marketing*
27.0%
30% of the funding received will be used for influencer partnerships and developing content to grow awareness of Chow to the public through social media and other effective outlets that can accelerate growth

If we raise the over allotment amount of $1,069,999.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
3.5%

- *Marketing*
27.0%
47% of the raise will go towards marketing of Chow and CBD brand partnerships

- *Machine Infrastructure*
69.5%
53% of the raise will enable us build 20 machines and launch our online marketplace to scale faster

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://chow420.com (chow420.com/financial-statements).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chow

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VLISO Inc.

[See attached]

VLISO, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Vliso, Inc.
Newark, Delaware

We have reviewed the accompanying financial statements of Vliso, Inc dba Chow420. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 16, 2020
Los Angeles, California

VLISO, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	400	$	2,765
Notes receivable		-		-
Total current assets		**400**		**2,765**
Property and equipment, net		1,194		-
Total assets	$	**1,594**	$	**2,765**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Non Current Liabilities:				
Shareholder loan		30,000		30,000
Total liabilities		**30,000**		**30,000**
STOCKHOLDERS' EQUITY				
Common Stock		80		80
Additional Paid in Capital		7,579		7,579
Equity issuance costs		-		-
Retained earnings/(Accumulated Deficit)		(36,065)		(34,894)
Total stockholders' equity		**(28,406)**		**(27,235)**
Total liabilities and stockholders' equity	$	**1,594**	$	**2,765**

See accompanying notes to financial statements.

VLISO, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	23,176	$	3,877
Cost of goods sold		6,243		1,025
Gross profit		16,933		2,852
Operating expenses				
General and administrative		12,520		2,588
Sales and marketing		4,249		6,450
Research and development		1,335		9,840
Total operating expenses		18,105		18,878
Operating income/(loss)		(1,171)		(16,027)
Other Income		-		2,000
Income/(Loss) before provision for income taxes		(1,171)		(14,027)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(1,171)	$	(14,027)

See accompanying notes to financial statements.

VLISO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	**8,000,000**	**$ 80**	**$ 128**	**$ (20,867)**	**$ (20,659)**
Contribution	-	-	7,451	-	-
Net income/(loss)	-	-	-	(14,027)	(14,027)
Issuance of shares	-	-	-	-	-
Balance—December 31, 2018	**8,000,000**	**$ 80**	**$ 7,579**	**$ (34,894)**	**(34,686)**
Net income/(loss)	-	-	-	(1,171)	(1,171)
Balance—December 31, 2019	**8,000,000**	**$ 80**	**$ 7,579**	**$ (36,065)**	**$ (35,857)**

See accompanying notes to financial statements.

Vliso, Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,171)	$	(14,027)
Depreciation		20		-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Notes receivable		-		8,001
Net cash provided/(used) by operating activities		**(1,151)**		**(6,026)**
CASH FLOW FROM INVESTING ACTIVITIES				
Fixed asset purchase		**(1,214)**		**-**
Net cash provided/(used) by investing activities		**(1,214)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder loan		-		-
Contribution		-		7,451
Proceeds from issuance of common shares		-		-
Net cash provided/(used) by financing activities		**-**		**7,451**
Change in cash		(2,365)		1,425
Cash, cash equivalents, and restricted cash—beginning of year		2,765		1,340
Cash, cash equivalents, and restricted cash—end of year	$	**400**	$	**2,765**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Vliso Inc., dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc., dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly new industry with relatively narrow regulatory oversight there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Income Taxes

Vliso, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of

income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company will recognize revenues from cbd/hemp products sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The company is pre-revenue and did not recognized any revenues as of December 31, 2019 and 2018.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

VLISO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2019, and 2018, the company has currently issued 8,000,000 shares of our common stock for a value of $80.

4.   DEBT

Shareholder Loan

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations. The entire loan has been classified as non-current.

VLISO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 3,818	$ (4,166)
Valuation Allowance	(3,818)	4,166
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (10,711)	$ (10,363)
Valuation Allowance	10,711	10,363
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had approximately $7,574 of federal net operating loss ("NOL") carryforwards of pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Since the Company is not profitable, we have assessed full valuation allowance against deferred tax assets.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed. The company has not filed taxes since inception.

6.   RELATED PARTY

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the company's at inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. The company is not expected to pay back the loan until it generates enough income to run its day to day operations.

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 17, 2019, the company entered a month to month lease agreement with Columbis Turnstyle LLC, in the the amount of $1,200. As of December 31, 2019, the company's rent expense was in the amount of $9,600.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, and December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2020, the date the financial statements were available to be issued.

Subsequent to December 31,2019, the Company continued to sell 169,841 Common Stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $61,839.23 and had a subscription receivable of $21,606.48 related to the sale of these shares as April 14, 2020. In connection with this offering, the Company incurred offering costs of $16,668.71, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $36,065 and $34,894 as of December 31, 2019 and 2018.

VLISO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Chow420

Retail Automation and Cannabis



⊙ **Website**   ⚲ Newark, DE   CONSUMER PRODUCTS   CONSUMER INTERNET

Chow is the one stop destination for all CBD brands. At chow we are creating an online and physical solution for the emerging billion dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

$113,697 raised ⓘ

235	52
Investors	Days Left
$0.63	**$5.04M**
Price per Share	Valuation
Equity	**$189.00**
Offering Type	Min. Investment


INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates²³   Comments   ♡ Follow

Reasons to Invest

- CBD sales are predicted to reach $22B by 2022, and the overall U.S cannabis could pump nearly $80 billion annually by 2022

- First-mover advantage and strategic market position in a billion-dollar market

- The global smart retail market is estimated to grow from USD 21.6 billion in 2020 to USD 62.5 billion by 2025

Bonus Rewards

Get rewarded for investing more into Chow420

$315+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary section below.

THE PROBLEM

Connecting consumers with easily-accessible, high-quality cannabis products they can trust

In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgments on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

THE SOLUTION

Synchronizing automated physical retail with online retail for the CBD market

We test and vet over 200 plus brands to maintain high quality, so consumers get the best products when they shop at Chow. Our automated dispensaries and online marketplace are accessible 24 hours a day for the convenience of our customers. With Chow, customers can shop, learn and review the CBD products they love. For us, the future is not total domination of e-commerce; rather, it is the complete digitization of all retail.

source: Yahoo



Current Stage

$315+
Investment
Bronze
Investors will receive a collection c hand-picked CBD products from tl brands we work with. Products wil from CBD oil, drinks, snacks, skinca flower, and CBD for pets.

$1,000+
Investment
Silver
Bronze Perk + access to all online s services on Chow420.com for 3 mc

$3,000+
Investment
Gold
Bronze Perk + access to all online s services on Chow420.com for one y

$10,000+
Investment
Platinum
Bronze Perk + Partner with us to la a Chow Machine. Machine shippir costs apply.

$45,000+
Investment
Diamond
Gold perk + Partner with Chow to l an automated market.

- We are currently on-boarding brands and retailers to our online marketplace. Building the backbone for the market online.
- Our online marketplace is the first platform to combine seamless e-commerce and age-verification for CBD retailers and brands: Check it out here!
- We plan to start launching Chow machines and automated markets in Q4 2020.
- We are currently developing zero-contact retail technologies for our automated machines with the use of smart barcodes. This is to respond to customer concerns about physical contact when shopping.







*Images of the smart barcodes are computer generated demo versions. Product is still currently under development.

THE MARKET

CBD Sales are predicted to hit $20B by 2022

Source: Brightfield Group | Yahoo Finance

Currently, there is no dominant retailer in the CBD market, which means that there is an opening for a niche leader. Just like how Whole Foods became the leading retailer for organic foods, we want Chow to be the leading retailer in the CBD industry. With the use of our automated dispensaries, and online marketplace, we will be able to launch faster and stay 10 steps in front of the competition.



Hemp CBD market predicted to grow nearly 40 times current size by 2022
MARKET SIZE IN BILLIONS OF $
$20
$15
$10



source for graph: Yahoo

CBD - The Intersection with billion-dollar industries:

CBD exists right at the intersection of 3 huge consumer trends. The $49 billion dollar "Herbal Supplement Industry", the growing anxiety economy and the almost overnight rise of the legal cannabis industry.



source for image: Vox

OUR TRACTION

An eager customer base and proven returns

- Our first Beta Chow Pod executed over 1,200 transactions (70% profit margins) in a short period of time
- We have won over 800 unique customers in a very short period of time





WHAT WE DO

Convenience across all platforms

Customers who live near an Automated Chow machine or an automated market can access our products at any time. If there aren't any machines nearby, customers can shop from the best products online through our online marketplace. We provide 24-hour shipping for all online orders.


chow
420
chow
chow
420

Smart Ecosystem: Machines, Mobile & Desktop

THE BUSINESS MODEL

Revenue Generation :

- **Online marketplace subscription:** We charge retailers and brands monthly fees to utilize our services online.

- **12% fee on all online transactions:** We take 12% of all online transactions that go through our platform. The goal of Chow420.com is to serve as the backbone for the CBD market online and also as a way to channel traffic to physical machines. Watch more here!

- **High-yield partnerships (380%):** We've lined up specific, highly-yield partnerships with over 200 plus leading brands in the industry, some of which allow us to make 387% of our cost price on each product we sell. Our overhead costs are very low because we do not incur labor costs for our automated dispensaries. We also plan on expanding to other products beyond CBD such as THC (in specific states, countries), essential oils, e.t.c.

- **ChowPods (Machines):** We sell machines to CBD businesses and other businesses. The average cost of a ChowPod is $15,000.

- **Raas (Chowgo):** The COVID-19 Pandemic has exposed the fragility of present physical retail solutions, so we plan to launch a RAAS (Retail as a service) solution called Chowgo in 2021. Our goal is to reduce the cost and liability of operating physical stores for other businesses with the use of smart machines. In summary, we plan on replicating the WeWork model for retail with the use of our machines.



Chowgo Raas Market - Coming 2021

The Raas image is a computer-generated demo version of Chowgo. Product is still currently under development





CAGR of 23.6% from 2020 to 2025

- The growth of the market is driven by the increasing adoption of robotics and automation in the retail sector and changing customer expectations
- The smart retail market for fitting rooms is expected to grow at the highest CAGR during the forecast period

CAGR - $21.6 billion in 2020 to $62.5 billion by 2025

source for image: Markets and Markets

HOW WE ARE DIFFERENT

We're the first in the market of smart retail company for CBD products

No other company has entered the CBD market with the technology of seamlessly integrating a physical and online platform that makes it easier for consumers to shop from over 200 CBD brands at home OR in person. While there may be other brick and mortar retailers for CBD products and websites, we're the first place to create a safe-space for the best products in the CBD market to connect with customers.








8 Av NE corner
chow
ATM

Chow BETA test run in New York City

THE VISION

Chow and the CBD market by 2025

By 2025, we plan to have 10,000 automated dispensaries across the country and maintain an efficient online marketplace that will enable us to have a dominant presence in this space. We believe our strategic positioning will allow us play a key role in the overall cannabis market


chow
EXIT

Chow Beta launch event

Introducing Automated Zero-Contact CBD Markets in Q4 2020:

The COVID-19 Pandemic has exposed the fragility of present physical retail solutions.

At Chow, we have taken it upon ourselves to not just create automated machines for CBD products, but redefine the overall retail experience for the future. For physical retail to thrive, customers need to feel safe and that is what we want to achieve with our automated markets.

Our automated markets will allow us to launch more machines in an efficient way, improve quality control, serve more customers daily (can hold over 3000 products), and will let us scale to RaaS (Retail as a Service) solutions for other industries.
For us, the future is not total domination of e-commerce; rather, it is the complete digitization of all retail.





Chow Automated Markets - Q4 2020

*Images are computer generated demo versions. Product is still currently under development.

THC:

We plan to jump into the THC market as soon as it becomes legal on the federal level in the U.S. We believe we can support the whole cannabis Industry with our ecosystem. **The U.S cannabis industry could pump nearly $80 billion on an annual basis into the nation's economy by 2022.**


THC
Tetrahydrocannabinol
CBD
Cannabidiol

THC Expansion


U.S. Cannabis Industry Total Economic Impact: 2017 - 2022
(In Billions Of U.S. Dollars)
Additional Economic Impact Of Dispensary/Store Sales
Dispensary/Store Sales
Total Economic Impact Of Cannabis Industry
$80B
$60B
$40B
$20B
$0B
$20.3-$23.0 Total
$27.7-$33.8 Total
$36.7-$44.7 Total
$42.5-$52.0 Total
$51.4-$63.3 Total
$62.8-$77.4 Total
2017
2018
2019
2020
2021
2022
Copyright 2018 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.

The U.S cannabis industry - $80 billion by 2022.

OUR TEAM

An experienced and driven team

Chow was founded by Zach and David Obasiolu.

David is a serial entrepreneur as well as a computer and electrical engineer known for building automated solutions for power, finance, and healthcare industries to ensure security, efficiency and reliability. He is responsible for building and managing Chow's ecosystems (online and automated dispensaries). Zachary has a design and project management background in the startup industry - where he had early success helping a startup grow from a 2-person team to an acquired business. Together, they have what they need to make Chow a success.

WHY INVEST

Invest in the future of Cannabis and Retail Automation

Chow will be the leader in this exciting market. We have a great team and have spent the last 2 years conducting research and development on the CBD market. We have built our online platform, tested our first BETA machine, designed our final machine from our BETA, and have partnered with various CBD manufacturers and an electronics manufacturer that will build our automated dispensaries at a very low cost.

Key points and Advantages:
- We believe we have created the most attractive experience in this market.
- As other bricks and mortar retail companies scramble to compete, we can launch 10 times faster with automated dispensaries.
- This is a market without a dominant retailer.
- We have very low overhead costs and high-profit margins.
- We do not have any inventory risk because brands are paid after customers purchase products.
- We hold a very strategic place in this market, where both brands and customers need us.





Meet Our Team







David

Board Member | Chief Executive Officer

David is an Electrical and Computer Engineer

Took office of CEO: July 2018

As a Tech Consultant, he has built several automated solutions for big names in the power, finance and healthcare industries. David thinks outside the box at all times and finds ways to improve processes. He is responsible for building Chow's ecosystem and implementing processes that will keep Chow 10 steps in front of the competition at all times.

Before College, David spent most of his childhood working at his family's wholesale frozen foods company, where he gained the experience of what it takes to grow a company from a one-store setup to a million

Zach

Co-founder | Board Member

Zachary has a strong design and project management background while working intensely with marketing teams at startups he has been associated with.

He is known for focusing on efficiency and execution by team members. While working at PaidEasy, he gained experience with helping a startup grow from a 2 person team to getting acquired. At Obasiolu Dev, a small New York dev shop he founded, he has been a project lead on medium and large sized projects.

Greg

Brand Transformation

Greg is an extremely talented graphic designer with a lot of experience with product. He studied at the University of Massachusetts with Zachary who has always thought of Greg as a design wizard. He has helped design Chow's branding and machine concepts.

dollar establishment.

David has a BS in Electrical Engineering and MS in Information systems & security



Mariam
Creative Strategist

Mariam is an inquisitive, award-winning strategist who is passionate about using the power of branding and marketing to drive impactful, positive change. She's a third-culture kid and she has spent her life immersed in Middle Eastern, African, Indian, North American and South American cultures. These experiences have strengthened her empathy, developed her emotional intelligence and given her a variety of unique lenses to come up with creative solutions for Chow.



Max
Strategy Advisor

Max is a seasoned entrepreneur well known for various successful projects. This includes 2 acquired companies, Push For Pizza (acquired by Eaze in 2017) and 367 Productions (acquired by MXNERL Holdings in 2017). His expertise and experience will continue to guide the Chow420 team



Jason
Quality Lead and Advisor

Jason is the inventor and CEO of Spor. Spor makes rechargeable solar battery chargers, USB cables and small-scale USB solar panels that can charge a wide range of mobile devices. He studied at the Drexel University with David who has always thought of Jason as a genius. His experience with production and quality control will help us provide the best service to customers.

Offering Summary

Company : VLISO Inc.

Corporate Address : 2035 Sunset Lake RoadSuite B-2, Newark, DE 19703

Offering Minimum : $9,999.99

Offering Maximum : $1,069,999.56

Minimum Investment Amount (per investor) : $315.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 15,873

Maximum Number of Shares Offered : 1,698,412

Price per Share : $0.63

Pre-Money Valuation : $5,040,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

<u>Perks*</u>

$315+ (Bronze): Investors will receive a collection of the 3 hand-picked CBD products from the brands we work with. Products will range from CBD oil, drinks, snacks, skincare, flower, and CBD for pets.

$1,000+ (Silver): Bronze Perk + access to all online seller services on Chow420.com for 3 months

$3,000+ (Gold): Bronze Perk + access to all online seller services on Chow420.com for one year

$10,000+ (Platinum): Bronze Perk + Partner with us to launch a Chow Machine. Machine shipping costs apply.

$45,000+ (Diamond): Gold perk + Partner with Chow to launch an automated market.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

VLISO Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.63 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $63 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

18 hours ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chow420 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chow420 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The Future of Retail is here at Chow

7 days ago

Welcome to our Chow Automated CBD Markets: Coming to New York and Washington DC this fall

The COVID-19 Pandemic has exposed the fragility of present physical retail solutions.

At Chow, we've taken it upon ourselves to not just create automated machines for CBD products, but redefine the overall retail experience for the future. For physical retail to thrive, customers need to feel safe and that's what we want to achieve with our automated markets.

Our automated markets will allow us to launch more machines in an efficient way, improve quality control, serve more customers daily (can hold over 3000 products), and will let us scale to RaaS (Retail as a Service) solutions for other industries.

For us, the future is not total domination of e-commerce; rather, it is the complete digitization of all retail.

More to come, and thank you for funding the future!





C-AR filings

9 days ago

*We will be unable to meet our April 29, 2020, annual report filing requirements for securities sold pursuant to Regulation CF, as a result, numerous **COVID-19 setbacks from our SEC law firm.** As such, we intend to rely on the temporary relief being provided by the Securities and Exchange Commission. We will continue to use our best efforts to comply with our ongoing reporting obligations.*

Notice of Material Change in Offering

15 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Chow420 offering. Here's an excerpt describing the specifics of the change:

Provided updated financials and extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Zero-Contact Retail and more

17 days ago

In a post-COVID-19 world, customers will be more mindful of what they buy and how they buy products.

At Chow, we are constantly looking for ways to improve retail. We are pleased to announce our first

prototype concept for zero-contact retail. With the use of smart QR codes, customers will be able to shop from our machines with their smartphones.



Giveaways:

Investor giveaway emails went out today. If you didn't receive an email today, please let us know. Investors that received the email are the investors that have completed the investment process on StartEngine.



Notice of Material Change in Offering

23 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Chow420 offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chow420 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chow420 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The future of online dispensaries (with age-verification) - chow420.com

about 1 month ago

With our online marketplace, we have been able to onboard over 1000 new retailers in the past week, of which 250 have been ID-verified.

We're continuing to make progress by having more sellers on-board that believe in the mission of providing a safe online marketplace for CBD products.


chow 420
Open your online dispensary
with Age-Verification
Learn More
Open dispensary

How our age-verification online works?


Chow420: Age-Verification and E-commerce for the C...
Watch later
Share
chow 420



Biometric Identity & Age-Verification, COVID-19 & More

about 1 month ago

BIOMETRIC AGE-VERIFICATION ON MACHINES

We're happy to announce that the Chow V3 machines will be available this summer with biometric fingerprint scans for age-verification!

Our age-verification will enable us and our partners to stay compliant with state laws and regulations. It will also allow customers to easily check-in and check-out when they visit a Chow dispensary.

Motion-sensor hand sanitizer dispensers will be made available on all machines.



COVID -19 Strategy

Our response effort, like many, is focused on the health and safety of our employees and serving our partners seamlessly throughout this volatile time. Our entire team is dedicated to easing the current financial pressures that most CBD retailers face and contributing to the larger community. We are well-positioned financially and strategically with our online platform and we are now helping CBD retailers launch their stores on chow420.com

Moving forward, we plan to steer our direction towards growing the online marketplace and proceed with efforts to continue the launch of machines once it is safe for our customers and partners.

Upvote Chow on Producthunt

We would like to ask our investors to upvote our platform on Producthunt: https://www.producthunt.com/posts/chow420

Investor Product Giveaways

We've partnered with **Elite hemp products (OTC: PSIQ)** to send our investors the product giveaway. Some investors have opted out of the giveaway, so we will be sending out a follow-up email for those interested to opt-in.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Chow420 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Chow420 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Comments (33 total)

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Dawn Dickson   an hour ago
Are you aware of the CBD vending machines by HempFusion places in the Atlanta airport? How are yours different?

> **David Obasiolu**   - **Chow420**   14 minutes ago
> Hello Dawn from POPCOM, Great Question!
>
> HempFusion is just one CBD brand with a CBD machine. Anyone can do that.
>
> At Chow, we are not just a vending machine company, but we are creating the backbone (online and physical) for the cannabis industry. Our machines are not only smarter, but our machines serve as the physical front of our smart ecosystem/marketplace. We are the end-to-end (physical and online) market that's built for the cannabis industry to thrive and operate efficiently. By approaching the industry with the marketplace/ecosystem model, we believe we can be the ONE-STOP shop (physical and online) for the cannabis industry. We've kicked off with CBD products, and we plan to expand to THC soon. For us, the future is not total domination of e-commerce; rather, it is the complete digitization of all retail.

Bradley Cohlmia   1 INVESTMENT   4 days ago
David,
i received your reply and quite honestly you didnt tell me anything ...there are existing systems that would meet your desire to have an "eco system". Is speed to market important? What due diligence was done regarding dispensing? If you wish to be prudent with your and your investors funds we should talk so i can better understand what "magic" your desired eco system has or does that doesn't already exit? Sounds to me like you and your team have fallen in love with a

does that doesn't already exit? Sounds to me like you and your team have fallen in love with a design concept and either dont know what is available in the segment or are too stubborn to change... Sometimes a different perspective can be a bite of harsh reality. David, I mean this in the spirit of being helpful. I think you are on to a segment that has tremendous legs but I dont understand why you have made decisions as questioned above. If you with to talk like I would enjoy providing some other insights.

David Obasiolu - **Chow420** 4 days ago
Bradley, once again we are a vending machine company and we don't help from third-party vending machine companies. In summary, we're building a system of interrelated computing devices, and digital machines with the ability to transfer data over a network without requiring human-to-human or human-to-computer interaction. We've done our research, I'm an Electrical & Computer Engineer myself and we know exactly what we are building. All necessary information about Chow can be found on the campaign page. You can also email chow@vliso.com if you have any further questions.

Bradley Cohlmia `1 INVESTMENT` 5 days ago
Hello,
I have been in the vending business for many years...one of my many questions... Why are you "reinventing the wheel" so to speak by building a dispenser/vending machine when there are very high tech vending solutions that already exist?

David Obasiolu - **Chow420** 5 days ago
Our goal is to create a quick and seamless way for customers to shop from Chow offline (at machines) and online. For us, the future is not total domination of e-commerce; rather, it is the complete digitization of all retail. Yes, there are probably advanced vending machines out there, but we are creating a smart ecosystem and not just machines.

Peter Stewart 14 days ago
Hello,
I am in international investor (NZ). In order to invest I have been asked for "an official identification document that includes your photo and the address of your residence." Unfortunately there is no official identification that includes both. (i.e. our drivers licence's do not include a personal address). Is there a work around here?
Great company. Would be great to be able to invest.

Thank you

David Obasiolu - **Chow420** 14 days ago
Hello Peter, Thanks for your interest in Chow! Try combining both your ID and a proof of address (passport, mail, etc). I also suggest that you reach out to StartEngine to get more clarity on this.

Marcus Norman `2 INVESTMENTS` `INVESTED` 15 days ago
David,
I am currently on your waitlist and wanted to pick you brain on whether you intend on accepting those currently on your waitlist and add them to your pool of investors?

David Obasiolu - **Chow420** 15 days ago
Hello Marcus, at the moment you just have to re-confirm your investment to move from the waitlist to the investor list.

Sean Stobart `11 INVESTMENTS` 19 days ago
Excellent!! Sounds great, thanks for your timely response, David! I will start tracking your progress here & consider investing in your campaign.

Sean Stobart `11 INVESTMENTS` 20 days ago
David,
I really like what you are trying to do here & love your platform. It looks like you maxed out your

initial $107k raise. Will you be extending this to do $535k?!

I usually only invest $500 into solid revenue generating companies that have raised $500k on StartEngine.

What do you plan on doing for the upcoming 2Qtr & 3Qtr?

I look forward to hearing more about you & your company here!

David Obasiolu - Chow420 20 days ago

Thank you, Sean.

Today, shopping usually involves one or two options, going to the store or ordering online. At Chow, we are introducing a new form of retail by combining the best of both online and offline retail. For us, the future isn't total domination of e-commerce; rather, it is the complete digitization of all retail. This new form of retail is the seamless integration of our automated machines and online marketplace.

For Q2, we are focused on onboarding the CBD market online. By focusing on the online marketplace, we will be able to extend our services worldwide and increase the awareness of Chow in the market.

For Q3, we will start launching machines in smart and efficient ways, by introducing zero-contact automated markets in New York, Washington DC, and Philadelphia. This will be the first step towards entirely digitizing retail for our CBD businesses.

Didier Rieger **1 INVESTMENT** **INVESTED** 22 days ago

I've joined the waitlist, since you expanded the campaign does that mean more spots will open up? Thank you!

David Obasiolu - Chow420 22 days ago

Hello Didier,

Yes, it should. Thanks for your interest in Chow and for believing in the future of automated retail.

SHOW MORE COMMENTS

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On December 12th 2018, the US congress passed the $867 billion farm bill. The 2018 Farm Bill removes hemp from the Controlled Substances Act and defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3 percent by dry weight to be legal for cultivation, possession, sale and distribution.

Since the passing of the farm-bill, the CBD market has exploded and the guys at forbes predict that the CBD market could reach $20 billion by 2024.

Today, thousands of CBD brands have emerged to take on this market with a variety of products from edibles to skincare. In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgements on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

Welcome to Chow420, the one stop destination for all CBD brands. At chow we are creating an online and physical solution for the emerging billion dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

We've launched our first automated CBD dispensary in New York city, and plan to launch 1000 more by 2021. We believe our automated dispensaries will allow us to launch 10 times faster than any competition while our online marketplace will serve as the backbone for the market online. Chow is the meeting point where the demand for CBD products from consumers meet the supply from manufacturers seamlessly, which will lay the foundation for this market to thrive.

-------- For the second video

At Chow, we are committed to leading the CBD industry with online age-verification security for restricted products.

On Chow's marketplace, store owners and retailers can now tap into the billion-dollar CBD industry and ensure compliance with any unforeseen federal and state age regulations.

For a customer to be able to buy an age-restricted product from a retailer or seller on Chow, they are required to have a complete profile, which consists of a selfie, and an image of the front

and back of a valid ID. All submitted information goes through Chow's age-verification algorithm and advanced encryption. The information provided is also crosschecked against available public records by a trained identity verification personnel to ensure the authenticity of the user's ID.

After a successful age-verification process, the user's name and shipping address are locked-in to ensure all future orders are shipped to only the verified user.

Our main goal at Chow is to make it easier for retailers to scale in our online marketplace and prevent under-age use of restricted products to comply with state and federal regulations of CBD and more.)

------------- For the third video

Invest in Chow, the one stop destination for all CBD brands. An online and physical solution, all in one solution. First automated CBD dispensary in New York City. Own a Chow machine when you invest over $10,000. Welcome to Chow.

--------------------For the fourth video

Scaling your CBD business isn't as easy as you thought it would be.

Having to deal with payment restrictions, location restrictions, ad restrictions, e-commerce restrictions, and other obstacles has made the process of growing your CBD business ten times harder.

Well, welcome to Chow, the one place where all your problems are solved.

At Chow, there are no restrictions for verified sellers. As a verified seller, you can create your own storefront for free, accept payments, and Chow helps you age-verify your customers, so you can scale and stay compliant with state laws and regulations.

We also provide other services, like the ability to sell your products through our automated dispensaries to enable you expand, and much more!

So what you waiting for? Open your store on Chow for free today, and take advantage of all the help you need to grow your CBD business!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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